

UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2003/UOB-A09/atl

28 April 2003

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA



03050848

MERGER OF OVERSEAS UNION TRUST LIMITED INTO UNITED OVERSEAS BANK LIMITED

Dear Sir

We enclose a copy of our News Release dated 28 April 2003 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

dlw 5/29



大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

Merger of Overseas Union Trust Limited Into United Overseas Bank Limited

Singapore, 28 April 2003 - United Overseas Bank Limited ("UOB") is pleased to announce that the merger (the "Merger") of Overseas Union Trust Limited ("OUT"), a wholly-owned subsidiary of UOB, into UOB, by way of a scheme of arrangement and amalgamation (the "Scheme") pursuant to Sections 210 and 212 of the Companies Act, Chapter 50, has become effective as of 28 April 2003 (the "Effective Date") following the lodgement of a copy of the Order of Court approving and confirming the Scheme with the Registrar of Companies and Businesses in Singapore.

On the Effective Date, all of the assets, rights, property (real and personal), business, debts, liabilities and obligations of OUT as provided in the Scheme have been transferred to, and vested in, UOB, and OUT has ceased to carry on business as a finance company.

The Merger will result in better integration of similar businesses between UOB and OUT, and will enable the UOB group of companies to rationalise its management, resources and cost structure to achieve greater efficiency and competitiveness in today's rapidly changing market for banking and financial services.

As of the Effective Date, all OUT savings and fixed deposit accounts and OUT loan accounts have been transferred to specified UOB branches and all OUT branches have closed. All OUT accounts (except hire-purchase accounts) will automatically be assigned new UOB account numbers. OUT hire-purchase accounts will be assigned new numbers at a later phase of the integration.

UOB would like to assure all former customers and business associates of OUT that they will continue to receive a high level of service from UOB.

For more information, please contact:

Teo Suan Hwi
Corporate Affairs Division
Tel: (65) 6539 3972
Fax: (65) 6538 2559
Email: Teo.SuanHwi@UOBgroup.com